UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIRTUALSCOPICS, INC.

(Name of Subject Company)

BIOTELEMETRY RESEARCH ACQUISITION CORPORATION

(Offeror)

BIOTELEMETRY, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

SERIES A CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

SERIES B CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

SERIES C-1 CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Common Stock: 928269-10-9

(Cusip Number of Class of Securities)

Peter Ferola

Senior Vice President, General Counsel and Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Flora R. Perez, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

Phone: (954) 765-0500/Fax: (954) 765-1477

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,656,090.35	$1,777.97
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 3,010,789 shares of common stock, par value $0.001 per share (the “Common Shares”), of VirtualScopics, Inc. (“VirtualScopics”) outstanding plus 454,268 Common Shares which VirtualScopics would be required to issue upon the conversion, exercise or exchange of outstanding equity awards under the VirtualScopics, Inc. Amended and Restated 2006 Long Term Incentive Plan and other rights to receive Common Shares, multiplied by the offer price of $4.05 per Common Share, (ii) 1,965 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”) of VirtualScopics outstanding multiplied by the offer price of $336.30 per Series A Preferred Share, (iii) 600 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Shares”) of VirtualScopics outstanding multiplied by the offer price of $336.30 per Series B Preferred Share and (iv) 3,000 shares of Series C-1 Convertible Preferred Stock, par value $0.001 per share (the “Series C-1 Preferred Shares”) of VirtualScopics outstanding multiplied by the offer price of $920.00 per Series C-1 Preferred Share. The calculation of the filing fee is based on information provided by VirtualScopics as of March 24, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the Transaction Valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) BioTelemetry Research Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase for cash (i) all outstanding shares of common stock of VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”), par value $0.001 per share (the “Common Shares”), at a purchase price of $4.05 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series A Preferred Shares”), at a purchase price of $336.30 per Series A Preferred Share (the “Series A Offer Price”), (iii) all outstanding shares of Series B Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series B Preferred Shares”), at a purchase price of $336.30 per Series B Preferred Share (the “Series B Offer Price”) and (iv) all outstanding shares of Series C-1 Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series C-1 Preferred Shares,” and collectively with the Series A Preferred Shares and the Series B Preferred Shares, the “Preferred Shares” and the Preferred Shares, together with the Common Shares, the “Shares”), at a purchase price of $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”, and together with the Common Offer Price, the Series A Offer Price and the Series B Offer Price, collectively, the “Offer Prices”), in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as each may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is VirtualScopics, Inc., a Delaware corporation. VirtualScopics’ principal executive offices are located at 500 Linden Oaks, Rochester, NY 14625. VirtualScopics’ telephone number is (585) 249-6231.

(b) The information set forth in the section entitled “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by the Purchaser and Parent. The information set forth in the section entitled “Summary Term Sheet,” in Section 8 — “Certain Information Concerning Parent and Purchaser” and in Schedule I — “Information Relating to Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the section entitled “Summary Term Sheet” and in Sections 10, 11 and 12 —“Background of the Offer; Past Contacts or Negotiations with VirtualScopics,” “The Merger Agreement; Other Agreements,” and “Purpose of the Offer; Plans for VirtualScopics” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the section entitled “Summary Term Sheet” and in Sections 9, 10, 11, 12, 13 and 14 — “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with VirtualScopics,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for VirtualScopics,” “Certain Effects of the Offer” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section entitled “Summary Term Sheet” and in Sections 9, 10, 11, 12 and 15 — “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with VirtualScopics,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for VirtualScopics” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in Sections 8 and 12 — “Certain Information Concerning Parent and Purchaser” and “Purpose of the Offer; Plans for VirtualScopics” and in Schedule I — “Information Relating to Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.

(b) None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section entitled “Summary Term Sheet” and in Sections 3, 10 and 18 —“Procedures for Accepting the Offer and Tendering Shares,” “Background of the Offer; Past Contacts or Negotiations with VirtualScopics,” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference:

Item 10.	Financial Statements.

Not Applicable.

Item 11.	Additional Information.

(a) The information set forth in the section entitled “Summary Term Sheet” and in Section 10, 11, 12, 13, and 16 — “Background of the Offer; Past Contacts or Negotiations with VirtualScopics ,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for VirtualScopics,” “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 8, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on April 8, 2016.

(a)(1)(G)	Joint Press Release issued by BioTelemetry, Inc. and VirtualScopics Inc. on March 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BioTelemetry, Inc. with the Securities and Exchange Commission on March 25, 2016).

(a)(1)(H)	Press Release issued by BioTelemetry, Inc. on April 8, 2016 announcing launch of Tender Offer.

(d)(1)	Agreement and Plan of Merger, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and VirtualScopics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on March 25, 2016).

(d)(2)	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Loeb Investors Company 147, LP.

(d)(3)	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Merck Global Health Innovations Fund, LLC.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2016

BIOTELEMETRY RESEARCH ACQUISITION CORPORATION

By:	/s/ Peter Ferola
Name:	Peter Ferola
Title:	Secretary

BIOTELEMETRY, INC.

By:	/s/ Peter Ferola
Name:	Peter Ferola
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 8, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on April 8, 2016.

(a)(1)(G)	Joint Press Release issued by BioTelemetry, Inc. and VirtualScopics Inc. on March 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BioTelemetry, Inc. with the Securities and Exchange Commission on March 25, 2016).

(a)(1)(H)	Press Release issued by BioTelemetry, Inc. on April 8, 2016 announcing launch of Tender Offer.

(d)(1)	Agreement and Plan of Merger, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and VirtualScopics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on March 25, 2016).

(d)(2)	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Loeb Investors Company 147, LP.

(d)(3)	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Merck Global Health Innovations Fund, LLC.

(g)	None.

(h)	None.